GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

Mail Spot 3561

June 25, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Discount Dental Materials, Inc. (the “Company” or “Issuer”)

      Registration Statement Form S1/ Pre-Effective Amendment Two

      File No.: 333-166508

Dear Mr. Reynolds:

      Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments to the 1st Amendment to the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 23, 2010.

Risk Factors

1.

We have made the requested disclosures.

Dilution

2.

We have made the requested disclosures.

Management's Discussion and Analysis or Plan of Operation

3.

The Company website has never been fully functional. The front end was able to be seen on the Web, but the shopping cart and linkage with banks/credit card accounts were not completed. To avoid confusion, the front end now shows that the site is still under construction and accordingly, Plan of Operations remains as is.

Business

4.

We have made the requested disclosures in the last paragraph to “Business – State of Operations”.

Employees

5.

We have made the requested disclosures.

Change in Accountants

6.

We have made the requested disclosures.

Financial Statements

7.

Additional disclosure has been added to Footnote 6.

Exhibits

8.

The form of stock certificate has been added as Exhibit 4.1.

9.

All aspects of the Company's relationship with VDS are disclosed in the Prospectus. We disclose that we will use a facility in Burbank, CA to store and ship products if and when we start to receive orders. Our president has a minority ownership interest in that facility, known as VDS. VDS will have no other association with us other than renting us a site for storage and shipping on terms that have not yet been determined or finalized. VDS will not provide us with products or any other services.

      If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc: Discount Dental Materials, Inc